Thu 9/3/2015 11:31 PM

Hildebrandt, Stephani <Stephani.Hildebrandt@sutherland.com>

Fifth Street Senior Floating Rate

To:   minored@sec.gov

Cc:   Pangas, Harry S. <Harry.Pangas@sutherland.com>; Rininger, Kristin <Kristin.Rininger@sutherland.com>

Dominic –

Attached please find a draft response letter and changed pages to the N-2 that reflect responses to your most recent comments as well as certain other updates.

Please let us know if you have any additional questions.

Thanks,

Stephani

Stephani M Hildebrandt | Counsel

Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0845 direct | 202.637.3593 facsimile
stephani.hildebrandt@sutherland.com | www.sutherland.com
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SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

September [•], 2015

Mr. Dominic Minore

Senior Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Fifth Street Senior Floating Rate Corp.
Registration Statement on Form N-2 (File Number: 333-202835)

Dear Mr. Minore:

On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below are the Company’s responses to the oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on July 31, 2015 and August 6, 2015 relating to the Company’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File No. 333-202835) (the “Registration Statement”). The Staff’s comments are set forth below and followed by the Company’s responses.

Comment 1: We refer to the Company’s response to Comment 1 filed on July 31, 2015. Please update the response to indicate that any assets pledged as collateral under the Company’s 2015 Debt Securitization are not included as liquid assets available to cover the amount of the Company’s unfunded commitments.

Response: The Company hereby confirms that it (1) has sufficient cash and liquid assets1 to cover the amount of unfunded commitments2 that are currently outstanding and (2) will not sell any securities unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale. In addition, attached hereto please find the requested quantitative support and other related requested information.

1 For purposes hereof, the term “liquid assets” excludes the assets pledged as collateral under the Company’s 2015 Debt Securitization.

2 For purposes hereof, the term “unfunded commitments” excludes (i) the Company’s capital commitment to Glick JV LLC (“Glick JV”), except to the extent that Glick JV itself has issued unfunded commitments to extend credit to third parties.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

September [•], 2015

Please be advised that the Company intends to use its broadly syndicated loans that are widely held and which have three or more broker quotes available on them to cover some or all of its unfunded commitments in the future to the extent it does not otherwise then hold sufficient cash to do so. The Company deems such syndicated loans to be liquid assets because it believes that it can immediately sell them for the approximate fair value thereof and generally receive the proceeds from such sale within seven (7) business days of the sale date.

Comment 2: Please provide more detailed disclosure regarding the 2015 Debt Securitization referenced under the subheading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

Response: The Company has updated the Registration Statement to include more recent disclosure as requested.

Comment 3: Please update the exhibit list under Part C, Item 25 to include the exhibits filed with the Company’s most recent periodic report on Form 8-K and quarterly report on Form 10-Q.

Response: The Company has updated the exhibit list under Part C, Item 25 in the Registration Statement as requested.

Comment 4: Please include a separate line item for the collateral management fee relating to the 2015 Debt Securitization in the “Fees and Expenses” table.

Response: The Company has updated the Fees and Expenses table as requested.

*      *      *      *      *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

Fifth Street Senior Floating Rate Corp. - Summary of Unfunded Commitments and Liquid Assets

FSFR UNFUNDED COMMITMENTS

Unfunded Commitments	June 30, 2015	September 2, 2015
Unfunded commitments	45,101,216	45,126,801
Unfunded joint venture debt/equity	34,057,494	34,057,494
Total	79,158,710	79,184,295

FSFR LIQUID ASSETS

Liquid Assets Summary	June 30, 2015	September 2, 2015
Cash - FSFR Balance Sheet	29,042,619	37,148,450
Cash - FS Senior Funding LLC	519,843	-
Cash - FS Senior Funding II LLC	4,767,567	3,996,452
Cash - FS Senior Funding Ltd.	-	-
Cash - FSFR Checking Account	99,720	33,700
Other liquid assets[1]	62,557,080	52,557,080
Total Liquidity	96,986,829	93,735,682

1. Other liquid assets represent broadly syndicated loans that are widely held and which have three or more broker quotes available.